Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED JULY 17, 2025

TO THE PROSPECTUS DATED APRIL 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 14, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of industrial and multifamily properties and the origination of a real estate debt investment;

•	to disclose the transaction price for each class of our common stock as of August 1, 2025;

•	to disclose the calculation of our June 30, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to disclose certain updates to the Prospectus.

Industrial Acquisitions

Industrial Outdoor Storage

On June 16, 2025, we acquired a 16-property industrial outdoor storage portfolio for $95.2 million, excluding closing costs. This strategic transaction was executed as part of a sale-leaseback agreement with a leading North American transportation provider. The acquisition was funded with the proceeds from the sale of shares of our common stock.

1 Brooklyn Road

On July 10, 2025, we acquired a 76,028 square foot warehouse located in Hempstead, New York. The total purchase price was $18.6 million, excluding closing costs. In connection with the acquisition, we assumed a $6.6 million mortgage loan, which bears interest at 4.35% and is interest only through its maturity date of July 2028.

Multifamily Acquisitions

Emblem Oswego

On June 18, 2025, we acquired a Class-A, 312-unit garden style multifamily property in the Chicago suburb of Oswego, Illinois for $84.0 million, excluding closing costs. The acquisition was funded with the proceeds from the sale of shares of our common stock.

Reflections at Red Mountain

On June 23, 2025, we acquired a stabilized 256-unit workforce housing community in the Mesa submarket of Phoenix, Arizona for $52.0 million, excluding closing costs. The acquisition was funded with the proceeds from the sale of shares of our common stock.

Real Estate Debt

On June 23, 2025, we closed on a $55.7 million mortgage loan to finance the acquisition of Cortland at Armour Yards, a 372-unit mid-rise apartment community located in Atlanta, Georgia. The mortgage loan has an initial term of two years and three, one-year extension options.

August 1, 2025 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class D	$10.40
Class I	$10.45
Class S	$11.09
Class T	$11.09

As of June 30, 2025, we had no outstanding Class T shares or Class S shares. As a result, the transaction price for our Class T shares and Class S shares is equal to the NAV per share for our Class E shares as of June 30, 2025. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2025 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the aggregate NAV of our Class D, Class I, Class E and Class Y shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of June 30, 2025 ($ and shares/units in thousands):

Components of NAV	June 30, 2025
Investments in real estate	$932,169
Investments in real estate debt	134,965
Investments in real estate-related and other securities	38,858
Cash and cash equivalents	68,387
Restricted cash	1,694
Other assets	6,083
Debt obligations	(290,889)
Other liabilities	(12,613)
Stockholder servicing fees payable the following month(1)	(42)
Non-controlling interests in joint ventures	(14,478)
Mandatorily redeemable instruments(2)	(105,913)
Net Asset Value	$758,221
Number of outstanding shares/units	69,238

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. The stockholder servicing fee on Class D shares was waived as of June 30, 2025, and the NAV attributable to current holders of Class D shares will not be included in the computation of stockholder servicing fees charged on Class D shares in perpetuity. As of June 30, 2025, we had accrued under GAAP stockholder servicing fees of $4.1 million.

(2)

Represents Class E units in the Operating Partnership and Class E shares (collectively the “Mandatorily Redeemable Instruments”) held by the Adviser that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem such shares once sufficient availability exists under the share repurchase agreements. Therefore, the Mandatorily Redeemable Instruments held by the Adviser are classified as a liability pursuant to Topic 480 — Distinguishing Liabilities from Equity and are initially presented at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the Mandatorily Redeemable Instruments are carried at their cash redemption value as if the units and shares were repurchased or redeemable at the reporting date, which equals NAV per Class E unit/share of $11.09. As of June 30, 2025, there were approximately 9.1 million Class E units and approximately 0.5 million Class E shares included in Mandatorily Redeemable Instruments.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Class X Shares	Class Y Shares	Operating Partnership Units(1)	Total
Net asset value	$11,844	$133,605	$—	$—	$551,858	$—	$60,092	$822	$758,221
Number of outstanding shares/units	1,138	12,783	—	—	49,772	—	5,471	74	69,238
NAV per share/unit	$10.40	$10.45	$—	$—	$11.09	$—	$10.98	$11.09

(1)	Includes Class E units held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2025 valuations, based on property types. Once we own more than one single-family rental and more than one retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.86%	5.63%
Industrial	7.98%	5.92%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	1.98%	1.89%
(weighted average)	0.25% increase	(1.87)%	(1.82)%
Exit Capitalization Rate	0.25% decrease	2.76%	2.88%
(weighted average)	0.25% increase	(2.51)%	(2.61)%

Status of Our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 1,137,036 Class D, 10,327,744 Class I and 53,776 Class S shares in the primary offering for total proceeds of approximately $119.5 million. We have issued 55,140 Class D, 205,560 Class I and 2,756 Class S shares for a total value of approximately $2.7 million pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class T shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the paragraph following the question “What are the repurchase terms for JPMIM’s investment in your company?” in the Prospectus Summary section of the Prospectus and all other similar disclosure in the Prospectus.

JPMIM has agreed to hold all of the Class E shares and Class E units it owns until the earlier of (i) the first date that our NAV reaches $1.5 billion and (ii) July 22, 2025. Following such date, each month we will repurchase, without further action by JPMIM (each, a “JPM Mandatory Repurchase”), a number of Class E shares or Class E units in an amount equal to 80% of our net monthly public and private offering proceeds, but not to exceed 80% of the amount available under our share repurchase plan’s 2% monthly and 5% quarterly caps (after satisfying repurchase requests from investors who purchase shares pursuant to this offering and other holders of shares that are otherwise subject to repurchase under our share repurchase plan), until such time as JPMIM’s equity ownership in us has been fully repurchased; provided, that the number of shares subject to each JPM Mandatory Repurchase may be reduced where holders of our Class E shares that are not subject to repurchase under our share repurchase plan request repurchase of their shares, in which case the Class E shares held by JPMIM and such other investors will be repurchased on a pro rata basis based on their respective percentage ownership in us immediately prior to such repurchase (not to exceed an aggregate number of shares equal to the amount available under our share repurchase plan’s 2% monthly and 5% quarterly caps). JPMIM has agreed to not sell, transfer or dispose of its initial investment of 20,000 shares in our Class E common stock for so long as the Adviser or its affiliate performs an advisory function for us. Notwithstanding the foregoing, we will not effect any JPM Mandatory Repurchase during any month in which the full amount of all shares requested to be repurchased by stockholders other than JPMIM under our share repurchase plan is not repurchased or when our share repurchase plan has been suspended. In addition, subject to certain exceptions, we will, or will cause the Operating Partnership to, automatically and without further action by JPMIM, repurchase or redeem, as applicable, an amount of shares or units from JPMIM as may be necessary to cause the limited partnership interests in the Operating Partnership (“Operating Partnership units”) owned by JPMIM, together with any such shares or units owned by its affiliates (such interest, the “JPM Interest”) to remain equal to or less than 24.99% (each such repurchase or redemption, a “JPM Regulatory Repurchase”). To the extent the Adviser elects to receive its management fee in shares of our common stock or Operating Partnership units, we may repurchase those shares or units without regard to the limitations described above or the Early Repurchase Deduction (as defined below).

The following disclosure supersedes and replaces the second paragraph following the question “What types of properties do you acquire?” in the “Prospectus Summary” section of the Prospectus and the second paragraph under the heading “Investments in Real Estate” in the “Investment Objectives and Strategies” section of the Prospectus.

We aim to invest in property types that are in demand and exhibit strong growth prospects, including logistics assets such as last-mile warehouses, truck terminals, industrial outdoor storage, and other granular, irreplaceable components of the logistics chain that capitalize on the continued growth of consumption-driven demand. Our housing strategy focuses on assets at affordable rent levels in growing submarkets, particularly newly built single-family rental housing developments and certain non-luxury multifamily assets, as well as housing oriented to specific demographic cohorts poised for above-standard growth. In our early stages, we will concentrate on logistics, and non-luxury housing where favorable supply/demand dynamics exist, but we ultimately intend to invest in evolving spaces for innovative work, including efficient offices in innovation markets where highly educated workers are relocating for high-quality jobs, short commutes, and affordable housing, as well as selective student housing and age-restricted housing. We seek retail opportunities focused on “last-mile” services delivery, including restaurants, health, fitness, banking, and beauty. Our sector focus is research-driven, allowing us to adjust property type targets as the economy and real estate markets evolve, and we may reduce allocations to certain property types if research indicates less compelling future returns.

The following disclosure is added to “Selected Information Regarding Our Operations—Our Indebtedness.”

On July 15, 2025, the Operating Partnership, as a borrower and certain subsidiaries of the Operating Partnership party thereto from time to time, as designated borrowers, entered into a credit agreement (the “Credit Agreement”) with Truist Bank (“Truist”), as the administrative agent and a letter of credit issuer, and each lender party thereto from time to time (the “Lenders”). The Credit Agreement provides for unsecured revolving credit commitments in an aggregate amount of up to $325,000,000 for revolving loans and letter of credit issuances, with an accordion feature pursuant to which the borrowers may request to increase the revolving commitments and create new term loan tranches in an additional aggregate amount of up to $675,000,000, subject to the satisfaction of certain conditions (the “Credit Facility”). The proceeds of the Credit Facility will be used for general business purposes, including, but not limited to, debt refinancing, property acquisitions, new construction, renovations, capital expenditures, expansions, tenant improvement, leasing commissions, refinancing of existing lines, financing acquisition of permitted investments, dividends, redemptions and closing costs and equity investments primarily associated with commercial real estate property acquisitions or refinancings. The Credit Facility is guaranteed by us and certain subsidiaries of the Operating Partnership.

At the Operating Partnership’s election, revolving loans advanced under the Credit Agreement shall bear interest at a rate per annum equal to (a) a forward-looking term rate based on the secured overnight financing rate for the applicable interest period (“Term SOFR”), as selected by the Operating Partnership, plus an applicable margin ranging between 1.30% and 1.80% per annum (“Term SOFR Margin”), or (b) the highest of (i) the federal funds rate plus 0.50%, (ii) Truist’s prime rate, (iii) Term SOFR for a one month tenor in effect on such day plus 1.00%, and (iv) 1.00% (“Base Rate”), plus an applicable margin ranging between 0.30% and 0.80% per annum (“Base Rate Margin”). Letters of credit issued under the Credit Facility will accrue a letter of credit fee equal to the applicable Term SOFR Margin times the daily amount available to be drawn under such letter of credit.

Revolving loans and letters of credit under the Credit Facility will mature on July 15, 2028, subject to any earlier termination in accordance with the terms of the Credit Agreement and to certain extension options detailed therein.

Pursuant to the Credit Agreement, we have made certain representations and warranties and must comply with various covenants and reporting requirements customary for facilities of this type. The Credit Agreement contains events of default customary for financings of this type. Upon the occurrence of certain events of default, Truist, as administrative agent, may, and at the instruction of the Lenders will, among other remedies, suspend the commitments of the Lenders and any obligation of the letter of credit issuers to make letter of credit extensions, terminate the commitments of the Lenders and any obligation of the letter of credit issuer to make letter of credit extensions, demand that existing letters of credit be cash collateralized, and declare the outstanding loans and other obligations under the Credit Facility immediately due and payable.

The following disclosure supersedes and replaces disclosure under the heading “The Adviser and J.P. Morgan” in the Management section of the Prospectus beginning with the fourth paragraph.

The Adviser maintains different Investment Committees for each of real estate equity investments and real estate debt investments, and based on geographic regions where investment opportunities are located. The applicable Investment Committee is required to approve all acquisitions and dispositions of real estate and real estate debt made by the Adviser on our behalf. The high level of interaction between the Investment Committee and investment professionals from the inception of a transaction to closing helps identify potential issues early and enables the team to more effectively streamline resources and workflows. The Investment Committee process emphasizes a consensus-based approach to decision-making among the voting and non-voting members. REA’s Equity Investment Committee is led by REA’s Chief Investment Officer, and its voting members are REA’s Chief Investment Officer, Portfolio Managers, Head of Asset Management, and the senior representatives from the Real Estate Research and Data Science Team. REA’s Debt Investment Committee is led by REA’s Head of Debt, and its voting members are REA’s Head of Debt, Head of Debt Special Situations, Head of Debt Capital Markets, Portfolio Managers, and REA’s Chief Investment Officer. The current members of the Real Estate Americas’ Investment Committees and other individuals who participate in the applicable REA Investment Committee meetings are as follows:

Name	Title
Craig A. Theirl	Chief Investment Officer
Dave S. Esrig	Co-Portfolio Manager
Douglas A. Schwartz	Co-Portfolio Manager
Mark J. Bonapace	Head of Asset Management
Thomas V. Kennedy	Head of Research and Investment Strategy

Matthew B. Biagi	Senior Representative — Real Estate Research and Data Science
Michael R. Gordon	Senior Representative — Real Estate Research and Data Science
Sean M. Kane	Senior Representative — Real Estate Research and Data Science
Luigi B. Cerreta, Jr.	Senior Representative — Real Estate Research and Data Science
Chad Tredway	Head of Real Estate Americas
James F. Kennedy	Head of Development and Engineering Group
Lawrence A. Goodfield, Jr.	Senior Financial Officer
Melissa M. Anezinis	Head of Client Strategy
Ruchi Pathela	Director of Valuations
Troy Applegate	Head of Debt
Lauren E. Sterk	Head of Debt Special Situations
Jeffrey R. Miller	Head of Debt Capital Markets
Adam Slakman	Head of ESG Real Estate Americas
Joshua Weintraub	Chief Operating Officer

For information concerning the background of Messrs. Esrig, Schwartz, Tredway and Goodfield see “—Directors and Executive Officers” above. For information concerning the background of Mr. Gordon see “—Non-Executive Officer” above. Information concerning the background of the remainder of the individuals named in the chart above is set forth below.

Craig A. Theirl serves as Chief Investment Officer at JPMAM – Real Estate Americas and has been employed by JPMAM since 2000. Mr. Theirl is a voting member of the Real Estate Americas Investment Committees and is also a member of the U.S. Real Estate Operating Committee. He was previously a portfolio manager of an open-end, value-added real estate fund managed by a J.P. Morgan affiliate. Prior to this role, he headed the South-Midwest Region acquisitions team with responsibility for sourcing, underwriting and closing transactions across property types for all of JPMAM’s U.S. real estate funds. Mr. Theirl was also involved in the origination and structuring of real estate investment transactions in the Northeast. Prior to joining J.P. Morgan in July 2000, Mr. Theirl worked in the real estate consulting practice of PricewaterhouseCoopers LLP in New York. Mr. Theirl holds a B.B.A. in Real Estate and Urban Land Economics from the University of Wisconsin-Madison.

Mark J. Bonapace serves as Head of Asset Management at JPMAM – Real Estate Americas and is responsible for the management, leasing and ongoing development of real estate assets. Mr. Bonapace is a voting member of the Real Estate Americas Equity Investment Committee and is also a member of the U.S. Real Estate Operating Committee. Mr. Bonapace has held several positions within JPMAM since joining in 1990. Prior to his current role, Mr. Bonapace was the Office-Industrial Sector Head for the East-South Region within Real Estate Americas. Mr. Bonapace has also been the Office-Industrial Sector Head for the Central Region and was a Senior Asset Manager for the Real Estate Americas retail portfolio. He previously worked at Deloitte & Touche LLP for four years. Mr. Bonapace holds a B.S. in Accounting from the University of Delaware and an M.B.A. in Finance from New York University’s Stern School of Business. Mr. Bonapace is also a Certified Public Accountant and an active member of ULI.

Thomas V. Kennedy serves as Head of Research and Investment Strategy at JPMAM – Real Estate Americas. Mr. Kennedy oversees the Real Estate Americas research and separate account teams. Prior to joining JPMAM, Mr. Kennedy was the Chief Investment Strategist at J.P. Morgan Private Bank and served as the chair of the global investment strategy group. Before joining J.P. Morgan, Mr. Kennedy held various research and policy positions at the Federal Reserve Bank of New York for eight years. In addition to his research and investment strategy responsibilities, Mr. Kennedy is an Adjunct Professor of Economics and Finance at Long Island University. Mr. Kennedy holds an M.B.A. from American University and a B.A. from Lafayette College.

Matthew B. Biagi serves as a senior member of the U.S. Real Estate Research and Data Science team at JPMAM – Real Estate Americas and is responsible for research on the Southeast region of the United States and contributes to JPMAM’s broader research on the U.S. commercial property markets. Prior to joining JPMAM in 2023, Mr. Biagi held roles at Cushman & Wakefield, MetLife Investment Management and AXA Investment Managers. Mr. Biagi holds an M.S. from the Stevens Institute of Technology and a B.A. from Binghamton University (SUNY).

Sean M. Kane serves as a senior member of the U.S. Real Estate Research and Data Science team at JPMAM – Real Estate Americas. Mr. Kane is responsible for market and property sector research that supports investment and portfolio management decision-making. He has worked in commercial real estate research for over a decade. Prior to joining JPMAM, Mr. Kane served as a senior director of research for Jones Lange LaSalle Incorporated (“JLL”) covering Southern California. He also covered Seattle and the U.S. multifamily market in previous roles at JLL. Prior to that, he was a senior member of the analytics group at MSCI Inc. (formerly Real Capital Analytics). Mr. Kane holds an A.B. in Economics from Brown University.

Luigi B. Cerreta, Jr. serves as a senior member of the U.S. Real Estate Research and Data Science team at JPMAM – Real Estate Americas. Mr. Cerreta performs national, regional and market economic analyses that support acquisition, investment and portfolio management decisions. He helped develop and launch JPMAM’s series of daily-valued direct property strategies and served as a member of the portfolio management team for 10 years. Employed by JPMAM since 2005, Mr. Cerreta has 20 years of experience in analyzing real estate and securities markets. Mr. Cerreta holds a B.E. in Civil Engineering from Cooper Union College and the Chartered Financial Analyst® (CFA®) designation.

James F. Kennedy serves as Head of Development & Engineering at JPMAM – Real Estate Americas. Employed by JPMAM since 2004, he is responsible for physical due diligence, development oversight, and general engineering support, including ESG+R initiatives. His experience ranges across asset types, including office, retail, industrial, multifamily, and large-scale civil infrastructure. Mr. Kennedy holds a B.B.A. in Finance from the University of Massachusetts at Amherst and an M.S. in Civil and Environmental Engineering from the Massachusetts Institute of Technology. He is a member of the American Society of Civil Engineers and National Association of Real Estate Investment Managers and is a USGBC-LEED Accredited Professional.

Melissa M. Anezinis serves as Head of Client Strategy at JPMAM – Real Estate Americas. Ms. Anezinis oversees a global team responsible for capital raising, client advisory and product support across the Real Estate Americas investment platform. Ms. Anezinis previously held roles across Real Estate Americas, including Head of US Investment Specialists and was formerly a real estate Investment Specialist. Prior, Ms. Anezinis was a Client Advisor on the North America Institutional sales team working with institutional investors in the Central region. Ms. Anezinis rejoined J.P. Morgan in 2011 after roles in the hedge funds industry as Head of Capital Introductions for Cantor Fitzgerald Prime Services and Director of Partner Relations for SLS Capital. Ms. Anezinis began her career in 2000 with The Torrenzano Group, where she provided strategic investor relations counsel to financial companies. Ms. Anezinis earned a B.S. in journalism from Ohio University and an M.B.A. from Columbia Business School. She holds Series 3, 7 and 63 licenses and is a member of the Pension Real Estate Association (PREA), Women Investment Professionals (WIP) and Women in Real Estate (WIRE).

Ruchi Pathela serves as Head of Valuations at JPMAM – Global Alternatives and is responsible for establishing, implementing, and ensuring adherence to valuation policies and procedures, and for the acceptance of all Global Real Estate, Infrastructure, Transportation, and Private Capital investment valuations. Active in the real estate industry since 1998, Ms. Pathela previously held positions at RREEF/Deutsche Bank Real Estate, Bear Stearns, and PricewaterhouseCoopers LLP. She has experience in valuations, acquisitions, asset and portfolio management, underwriting, and private equity. Prior to joining J.P. Morgan in 2017, she was a Director at Altus Group where she oversaw the appraisal management client relationship onsite at J.P. Morgan for four years. Ms. Pathela holds an M.S. in Real Estate Development from Columbia University and a B.S. in Architecture from The Georgia Institute of Technology. She carries the Counselor of Real Estate (CRE) and Fellow of the Royal Institution of Chartered Surveyors (FRICS) designations.

Troy Applegate serves as Head of Debt at JPMAM – Real Estate Americas, where he oversees real estate debt portfolio strategy, originations, underwriting, asset management and debt capital markets. Mr. Applegate is a voting member of the Real Estate Americas Debt Investment Committee and is also a member of the U.S. Real Estate Operating Committee. Prior to joining REA in August 2024, Mr. Applegate was Head of Commercial Mortgage Lending at J.P. Morgan’s Commercial Bank where he was part of the executive team that managed $120 billion of commercial real estate loan exposures throughout major US markets. Prior to leading Commercial Mortgage Lending, Mr. Applegate was Head of Capital Markets at J.P. Morgan’s Commercial Bank where he was responsible for sourcing, marketing and structuring the sale of approximately $1.8 billion of loans and bank owned commercial real estate. During his 20 years with J.P. Morgan, Mr. Applegate was Division Executive where he led a variety of credit and capital markets teams including Chief Underwriter for Commercial Term Lending and Chief Risk Officer for the Commercial Real Estate Construction Group. Prior to joining J.P. Morgan, Mr. Applegate worked at Washington Mutual where he was Head of Underwriting responsible for CRE loans-responsibilities included managing exceptions, loan decisioning, process improvement and adherence to policy and procedures. Mr. Applegate holds a B.B.A. with a concentration in Finance from Fort Hays State University.

Lauren E. Sterk serves as Head of Credit, Asset Management and Special Situations for JPMAM – Real Estate Americas. Ms. Sterk is a voting member of the Real Estate Americas Debt Investment Committee. Ms. Sterk has successfully navigated some of REA’s largest and most complex loan restructurings, and has been a leader on the Real Estate Americas Debt Capital Markets team where she was involved in all aspects of sourcing secured and unsecured debt across REA’s portfolio. Since joining J.P. Morgan in 2006, Ms. Sterk has held four commercial real estate positions within J.P. Morgan. Prior to joining REA, Ms. Sterk was a Client Executive in Real Estate Banking, where she was instrumental in generating significant new balance sheet lending opportunities and cultivating relationships with major regional and national real estate owners in the northeast. In her role as Vice President in J.P. Morgan’s Corporate Real Estate group, Ms. Sterk led strategic initiatives regarding J.P. Morgan’s corporately owned and occupied office and retail assets worldwide. Ms. Sterk holds a B.A. in History and Rhetoric from Bates College.

Jeffrey R. Miller serves as Head of Debt Capital Markets at JPMAM – Real Estate Americas. Mr. Miller is a voting member of the Real Estate Americas Debt Investment Committee. Since joining J.P. Morgan in 2007, Mr. Miller has worked closely with the portfolio management team to service the various debt obligations, including refinancing maturing debt, procuring debt for new acquisitions, unsecured and secured credit facilities and assisting in marking debt to market with product financial controllers. Before joining J.P. Morgan, Mr. Miller was an Associate Director in the Structured Finance-Commercial Mortgage division at Fitch Ratings where he underwrote and rated securitized CMBS fixed-income pools of securities. Prior to that role, Mr. Miller spent over three years as a Deal Manager in Merrill Lynch’s CMBS division. His responsibilities included structuring, underwriting, and negotiating loan terms for multifamily, hospitality, and industrial transactions. Mr. Miller holds a B.A. in Economics from The University of Pennsylvania.

Adam Slakman serves as Head of ESG at JPMAM – Real Estate Americas where he is responsible for the platform’s ESG strategy, performance, and reporting. An employee of JPMAM since 2023, Mr. Slakman brings an extensive track record of industry experience. Prior to joining J.P. Morgan, he spent nearly 10 years at Hines where he was involved in acquisitions and management of three separate accounts within Investment Management and subsequently spearheaded the firm’s sustainability group, which was re-envisioned with a new ESG strategy in 2020. Prior, Mr. Slakman helped start ULI Greenprint, and began his career at Transwestern. Mr. Slakman holds a B.S. in Economics from the Georgia Institute of Technology.

Joshua Weintraub serves as Chief Operating Officer at JPMAM – Real Estate Americas. Mr. Weintraub has been employed by JPMIM since 2014. He previously served as the Head of Finance & Business Management for the North America Institutional, Global Insurance Solutions and Americas Retirement distribution channels of JPMIM. He has also served as the head of Finance and Business Management for J.P. Morgan Asset & Wealth Management’s Intelligent Digital Solutions organization, as well as a Senior Manager of the Asset Management Strategy team. Before joining J.P. Morgan in 2014, Mr. Weintraub spent five years at McKinsey & Company leading business development and strategy projects for banking and financial services firms. Prior to that role, he spent several years as a Sanctions Investigator with the U.S. Treasury Department, Office of Foreign Assets Control. Mr. Weintraub holds a B.A. in Government and Political Science from Georgetown University, an M.B.A. from Duke University’s Fuqua School of Business and the Chartered Financial Analyst® (CFA®) designation.

The following disclosure supplements the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus.

The One Big Beautiful Bill Act

On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act, or the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using “excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries, or TRSs, from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.

You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.

Future Tax Legislation

Future changes to the tax laws are possible. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits, or other tax benefits, or make other changes that may adversely affect our business, cash flows, or financial performance or the tax impact to you of an investment in our common stock.

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real estate as of June 30, 2025 presented on page 2 of this Supplement under the section “June 30, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.